November 19, 2009	Activision Blizzard, Inc.
3100 Ocean Park Boulevard
Santa Monica, CA 90405

Patrick Gilmore

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Activision Blizzard, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 27, 2009
No. 001-15839

Dear Mr. Gilmore:

We are in receipt of the letter, dated November 4, 2009, from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing by Activision Blizzard, Inc. (the “Company”).  We are responding to the Staff’s comment as set forth below.  Our response is numbered to correspond to the numbered comment in the Staff’s letter.  For ease of reference, we have set forth the Staff’s comment and our response below.

Form 10-K for the Fiscal Year Ended December 31, 2008

Notes to Consolidated Financial Statements

2. Accounting Changes

Change in Accounting Principles, page F-9

1.                                       We have reviewed your response to our prior comment and we note that your post-merger accounting for expansion pack sales relies, to a large degree, on your consideration of Example 6 of EITF 00-21.  However, we also note that the circumstances in your arrangements differ from those described in Example 6.  Your customers were able to resell the expansion pack separately in a secondary market thereby establishing stand-alone value, whereas in Example 6 the license and research and development are never sold separately. We believe that that since your customers could and did resell the expansion pack on a standalone basis, that the original game subscription and expansion pack should be accounted for at the inception of the arrangement as two separate units of accounting, pursuant to paragraph 9 (a) of EITF 00-21. Please explain to us why you believe an “interdependent nature” or functionality criterion is a factor, and even a pre-eminent one, in evaluating units of accounting consistent with the separation criteria in paragraph 9 of EITF 00-21.

Response:  We believe that evaluating the interdependent nature or functionality of a product is an important factor when considering the deliverables in a multiple element arrangement, and the delivery criterion and the earning process for separate units of accounting.

Additionally, we believe that the determination of standalone value requires significant judgment.  We believe that when assessing whether a product qualifies as a separate unit of accounting because it could be resold on a standalone basis, an important consideration is whether the customer can use the product for its intended purpose.

The Burning Crusade expansion pack software enables existing subscribers who have reached level 60 (the maximum level under the base World of Warcraft software), to proceed to more advanced levels (up to level 70 with additional game features).  The subscriber can use the expansion pack software for its intended purpose only by continuing their subscription over an extended period to complete the additional levels of the game.

There are three elements the customer must have to use the Burning Crusade expansion pack.  These elements are (i) the World of Warcraft base software and (ii) the Burning Crusade expansion pack software, both of which are ‘keys’ that allow the customer to access base and enhanced functionality, respectively, of online play through (iii) the on-going subscription service that is only available from the Company.

The Company believes that the application of judgment can result in three ways one might view these three elements.

From the customer’s perspective, one could view these elements as a single deliverable of enhanced online gaming via the subscription, which is the principal element in the arrangement.  Under this view there would be only one overall deliverable and unit of accounting and attribution would be consistent with the Company’s accounting post-acquisition.

The second view would consider the underlying elements of the Burning Crusade software and subscription service as potentially separate deliverables.  With regard to the Burning Crusade software, the only functionality to anyone is in combination with a subscription for online play.  Since there is no ability for anyone to use that element without the Company’s subscription service, one view would argue that there is no standalone value.  To draw the analogy to Example 6 of EITF 00-21, the license does not have standalone value because Pharma could not sell the license to another party “without Biotech’s agreeing to provide the research and development activities for that other party.”  In essence, that is no different than the Company’s facts.  Without the Company agreeing to provide ongoing future subscription service (i.e., permit online play), there would be no market and no ability to sell the Burning Crusade software in a secondary sale, as the Company is the only provider of the World of Warcraft subscription service.  Under this view, one would also arrive at a conclusion consistent with the Company’s accounting post-acquisition.

The third view would be as articulated by the Staff in its November 4, 2009 letter, and is consistent with the Company’s pre-acquisition accounting.  Since customers could and did resell the expansion pack on a standalone basis, the original game subscription and expansion pack could be accounted for as two separate units of accounting, pursuant to paragraph 9(a) of EITF 00-21.

The Company believes that all three views are reasonable judgments and acceptable alternatives, but that the first two views best align with the economics and the perspective of the customer and therefore viewed the change as preferable.

In conclusion, we believe that the determination of standalone value requires significant judgment and that when assessing whether a product qualifies as a separate unit of accounting because it could be resold on a standalone basis, an important consideration is whether the customer can use the product for its intended purpose.  Under the post-merger accounting, the Company placed more emphasis on the subscription-based online gaming service as the principal deliverable, and that the Burning Crusade expansion pack software is merely a software key that unlocks additional functionality of that service.  Because of these factors and given that the customer can only use the expansion pack software for its intended purpose by continuing to purchase future subscription service from the Company, we concluded that the preferable view is that the expansion pack software does not have standalone value.

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The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (310) 496-5238 or George Rose, Esq., our Chief Legal Officer, at (310) 255-2603.

Sincerely,

/s/ Thomas Tippl
Thomas Tippl
Chief Financial Officer

cc:                                 Robert A. Kotick, Activision Blizzard, Inc.

George Rose, Esq., Activision Blizzard, Inc.

Stephen Wereb, Activision Blizzard, Inc.

Alan L. Beller, Esq., Cleary Gottlieb Steen and Hamilton LLP

Sandra L. Flow, Esq., Cleary Gottlieb Steen and Hamilton LLP

Rob Helmholz, PricewaterhouseCoopers LLP

Marian Cavallaro, Ernst & Young LLP